Exhibit 99.1

Diginex Limited Announces 57% Increase in Revenues and Transformed Balance Sheet for Fiscal Year ended March 31, 2025

London, July 11, 2025 (GLOBE NEWSWIRE) — Diginex Limited (“Diginex” or the “Company”) (NASDAQ: DGNX), a leading provider of Sustainability RegTech solutions, today announced its financial results for the fiscal year ended March 31, 2025.

Fiscal Year ended March 31, 2025 Full-Year Highlights:

●	Revenues for the fiscal year ended March 31, 2025, increased 57% to $2.0 million driven primarily by an increase in software subscriptions and license fees.

●	Net loss for the fiscal year ended March 31, 2025, of $5.2 million, an increase of $0.3 million compared to the net loss of $4.9 million recorded in the prior year.

●	Transformed balance sheet with net assets of $4.6 million at March 31, 2025, compared to net liabilities of $23.0 million at March 31, 2024.

●	Completed Initial Public Offering (“IPO”) in January 2025.

Post Year End Strategic Highlights

●	Signed a memorandum of understanding on June 5, 2025 to acquire Resulticks Group Companies Pte Limited (“Resulticks”), subject to definitive agreements, in a transaction valued at approximately US$2 billion, to be primarily settled in Diginex ordinary shares. This combination leverages Resulticks’ real-time audience engagement, agentic AI framework, and global reach to drive sustainability, compliance, customer relationships, and collective growth.

●	Executed a memorandum of understanding on May 23, 2025, to acquire Matter DK ApS (“Matter”), subject to definitive agreements, for approximately US$13 million in an all-share deal. Management believes the acquisition of Matter will strengthen the Company’s sustainability data coverage, ESG analytics offerings, as well as its automated data collection capabilities.

Management Commentary

“The year ended March 31, 2025 was a transformative period for the Company, marked by the successful completion of our IPO in January 2025, a 57% increase in revenues and strategic agreements signed during the fiscal year to boost future revenues and client acquisition with leading professional firms such as Russell Bedford International and Baker Tilly Singapore. During the year, we also enhanced our product offerings with the introduction of AI-powered compliance solutions, delivering features such as multi-variant drafting, automated risk reduction, future-proofing for evolving regulations, and improved scalability for users of our Sustainability SaaS reporting platform, diginexESG,” said Mark Blick, Chief Executive Officer of Diginex Limited. “We achieved overall revenue growth, driven in part, by a significant licensing agreement and ongoing demand for our core ESG reporting and supply chain risk management products. At the same time, we deliberately shifted resources to accelerate the development of diginexESG and diginexLUMEN, which positions us well for long-term growth and recurring revenues at the expense of revenues from one-off mandates via customization projects.”

“We also maintained a disciplined approach to cost management. While general and administrative expenses increased year on year, this was primarily due to IPO related professional fees and the fair value adjustment related to the issuance of preferred shares under an anti-dilution clause following an $8 million capital raise in May 2024. We did, however, achieve cost reductions in employee benefits, IT development and maintenance costs, while continuing to deliver on our product road map, and other discretionary spending. These actions demonstrate our commitment to building a sustainable business model and cost structure that supports future profitability while continuing to fund strategic priorities.”

“We’re also excited to have signed a memorandum of understanding on March 17, 2025, to pursue a dual listing of our ordinary shares on the Abu Dhabi Securities Exchange,” said Mr. Blick. “This planned listing is intended to increase exposure of Diginex to regional and international investors, strengthen our relationships in the Gulf Cooperation Council (“GCC”) region, and support Abu Dhabi’s strategic focus on sustainable finance. We believe this step aligns with our long-term commitment to expand our global presence.” The memorandum of understanding also contemplates a planned capital raise of up to USD$250 million focused on large institutional investors based in the GCC and a strategic alliance to support business growth in Abu Dhabi and the surrounding GCC region.”

“Importantly, we are advancing our strategy to strengthen and diversify our technology and data capabilities through targeted acquisitions,” continued Mr. Blick. “Following the close of the fiscal year ended March 31, 2025, we signed two memoranda of understanding to acquire Resulticks and Matter, subject to definitive agreements. These transactions, if completed, would meaningfully expand our AI-driven data management and sustainability analytics capabilities globally, supporting our vision of delivering integrated, high-value solutions to clients worldwide. While both agreements remain subject to due diligence, negotiation and finalizing definitive terms, they demonstrate our commitment to disciplined, strategic growth through carefully selected acquisitions. We see powerful synergies with Resulticks in targeted sustainability marketing at scale, bringing in Matter’s sustainability data for company benchmarking and supply chain due diligence through diginexLUMEN, and the provision of AI enabled sustainability reporting capabilities with diginexESG.”

“Looking ahead, we have reason for optimism as our Company is on the leading edge of fundamental changes in the data industry that will drive future growth. We remain committed to investing across the Diginex platforms, enhancing our global market presence both organically and through acquisitions, and managing our operations with discipline to deliver long-term value to our shareholders,” Mr. Blick stated.

Revenues

	For the year ended March 31,
in USD millions	2025	2024

Subscription and license fees	1.3	0.4
Advisory fees	0.3	0.2
Customization fees	0.4	0.7
Total	2.0	1.3

For the fiscal year ended March 31, 2025, total revenue increased by $0.7 million to $2.0 million, compared to $1.3 million in the prior year. The increase was primarily attributable to a $0.9 million license fee from the granting of a non-exclusive right to distribute a white-label version of diginexESG. Excluding this transaction, revenue from software subscriptions and licenses remained stable at $0.4 million for the year. Subscription and license fees are generated from sales of diginexESG and diginexLUMEN.

Revenue from advisory fees increased modestly to $0.3 million, reflecting an improvement of $0.1 million compared to the prior year. Advisory services includes projects such as developing ESG strategies, conducting ESG materiality assessments or conducting training sessions on a range of ESG topics.

The increase in total revenue was partially offset by a decline in revenue from customization projects, which decreased by $0.3 million to $0.4 million for the fiscal year ended March 31, 2025. This reduction was an expected outcome of the Company’s strategic decision to allocate more resources to the development and expansion of diginexESG and diginexLUMEN, leading to a temporary reduction in the acceptance of customization projects.

“We are focused on building long-term, sustainable growth across all of our service lines,” said Mr. Blick. “This year’s results highlight the strength of our core subscription business and our ability to unlock additional revenue opportunities through strategic agreements and licensing agreements.”

General and Administrative Expenses

	For the year ended March 31,
in USD millions	2025	2024

Employee benefits	4.8	5.0
IT development and maintenance support	1.5	2.1
Audit fees	0.4	0.6
Professional fees	2.1	0.5
Travel and entertainment	0.4	0.5
Share based payments	0.4	-
Amortization and depreciation	0.1	0.1
Other	0.6	0.5
	10.3	9.3

For the fiscal year ended March 31, 2025, general and administrative expenses increased by $1.0 million to $10.3 million, compared to $9.3 million in the prior fiscal year. This increase was primarily driven by higher professional fees associated with the Company’s IPO and a share-based payment expense related to preferred shares issued under an anti-dilution clause triggered by a capital raise completed in May 2024. These higher costs were partially offset by reductions in employee benefits, IT development and maintenance support, while continuing to deliver on our product roadmap, and audit fees.

Employee benefits decreased by $0.2 million which was the result of reduced costs associated with the fair value of employee share options granted to employees of $0.5 million and a partially offsetting increase in salaries of $0.3 million. Headcount at March 31, 2025 was 32 and included 23 employees and 9 contractors compared to a headcount of 29 at March 31, 2024, which included 22 employees and 7 contractors.

Balance Sheet Highlights

At March 31, 2025, net assets of $4.6 million represented a transformation and significant improvement from net liabilities of $23.0 million at March 31, 2024. The improvement was driven by the capitalization of shareholder loans and advances, convertible loan notes and redeemable preferred shares. The capitalization events were triggered by the IPO.

The Company’s cash position of $3.1 million at March 31, 2025, is also higher than the $0.1 million of cash reported at March 31, 2024.

The balance sheet at March 31, 2025, held no interest-bearing debt instruments.

“The strengthening of our balance sheet following our IPO marks an important milestone for the company,” concluded Mr. Blick. “This enhanced financial position gives us the flexibility to invest in growth, pursue strategic initiatives, and deliver sustainable value to our shareholders. We remain committed to disciplined capital management as we expand our operations, strengthen key partnerships, and execute on our long-term vision to drive innovation and create a lasting impact in our industry.”

About Diginex

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

The award-winning diginexESG platform supports 19 global frameworks, including GRI (the “Global Reporting Initiative”), SASB (the “Sustainability Accounting Standards Board”), and ISSB (IFRS Sustainability Disclosure Standards.). Clients benefit from end-to-end support, ranging from materiality assessments and data management to stakeholder engagement, report generation and an ESG Ratings Support Service.

For more information, please visit the Company’s website: https://www.diginex.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations
Email: ir@diginex.com

IR Contact - Europe

Anna Höffken
Phone: +49.40.609186.0
Email: diginex@kirchhoff.de

IR Contact - US

Jackson Lin
Lambert by LLYC
Phone: +1 (646) 717-4593
Email: jian.lin@llyc.global

IR Contact - Asia

Shelly Cheng
Strategic Financial Relations Ltd.
Phone: +852 2864 4857
Email: sprg_diginex@sprg.com.hk

DIGINEX LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

For the years ended 31 March 2024 and 2025

	Year ended	Year ended
	31 March 2025	31 March 2024
	USD	USD
Revenue	2,040,602	1,299,538
General and administrative expenses	(10,344,514)	(9,363,345)
OPERATING LOSS	(8,303,912)	(8,063,807)
Other income, gains or (losses)	3,501,200	3,753,988
Finance cost, net	(410,167)	(552,651)
LOSS BEFORE TAX	(5,212,879)	(4,862,470)
Income tax expense	-	(8,917)
LOSS FOR THE YEAR	(5,212,879)	(4,871,387)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Exchange gain (loss) on translation of foreign operations	30	(7,684)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(5,212,849)	(4,879,071)

LOSS PER SHARE ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic loss per share	(0.33)	(0.51)

Diluted loss per share	(0.53)	(0.75)

DIGINEX LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At 31 March 2024 and 2025

	At 31 March 2025	At 31 March 2024
	USD	USD
ASSETS
Right-of-use assets	225,672	357,202
Rental deposit	45,463	35,431
Plant and equipment	-	-
Total non-current assets	271,135	392,633
Trade receivables, net	1,394,545	182,334
Contract assets	750	69,354
Other receivables, deposit and prepayment	1,066,191	253,476
Restricted bank balance	399,400	-
Cash and cash equivalents	3,111,141	76,620
Total current assets	5,972,027	581,784
LIABILITIES
Trade payables	(200,660)	(788,798)
Other payables and accruals	(706,874)	(596,870)
Tax payables	-	(8,917)
Deferred revenues	(505,424)	(322,826)
Due to a related company	(34,579)	(34,579)
Due to immediate holding company	-	(5,345,929)
Loans from immediate holding company	-	(1,930,993)
Loan from a related company	-	(1,140,931)
Lease liabilities, current	(126,808)	(122,076)
Convertible loan notes, current	-	(3,975,534)
Total current liabilities	(1,574,345)	(14,267,453)
Lease liabilities, net of current portion	(110,867)	(243,280)
Preferred shares	-	(9,359,000)
Convertible loan notes, net of current portion	-	(114,808)
Total non-current liabilities	(110,867)	(9,717,088)
Net current assets (liabilities)	4,397,682	(13,685,669)
Net assets (liabilities)	4,557,950	(23,010,124)
EQUITY (DEFICIT)
Share Capital	1,150	477
Share Premium	25,689,436	-
Capital reserve	5.126.150	3,752,192
Warrant reserve	79,263,200	-
Exchange reserve	(1,651)	(1,681)
Share option reserve	1,076,345	2,409,689
Accumulated losses	(106,596,680)	(29,170,801)
Total equity (deficit)	4,557,950	(23,010,124)

DIGINEX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended 31 March 2024 and 2025

	Year ended	Year ended
	31 March 2025	31 March 2024
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before taxation	(5,212,879)	(4,862,470)
Adjustments for:
Amortization - right-of-use assets	125,575	99,580
Depreciation - property, plant and equipment	-	3,696
Impairment losses (reversed) recognized in respect of trade receivables	(2,844)	(400)
Bad debt written off	12,064	21,522
Write-off of due from related company	-	81,347
Finance costs	410,167	552,651
Share option awards	859,685	1,352,835
Share-based payments expenses on anti-dilution issuance of preferred shares	369,648	-
IPO expenses charged to P&L	1,659,081	-
Net fair value loss of convertible loan notes	639,000	374,000
Net fair value loss of preferred shares	(4,117,648)	(4,101,000)
Operating cash flows before movements in working capital	(5,258,151)	(6,478,239)
Movements in working capital
Trade receivables	(1,221,431)	86,332
Other receivables, deposit and prepayment	(955,348)	(210,936)
Contract assets	68,604	(42,365)
Due from a related company	-	(39,815
Trade and other payables	(478,610)	841,155
Deferred revenue	182,598	(12,840)
Amount due to immediate holding company	-	-
Cash generated from operations	(7,662,338)	(5,856,708)
Income tax paid	(8,917)	-
Net cash used in operating activities	(7,671,255)	(5,856,708)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment to rental deposit	(10,032)	-
Cash used in investing activities	(10,032)	-
CASH FLOWS FROM FINANCING ACTIVITIES
Issue of shares under global offerings	10,608,750	-
Payment of transaction costs of issue of new shares	(2,948,791)	-
Loans from immediate holding company	3,410,461	564,483
Advances from immediate holding company	713,719	5,345,423
Proceeds from shares issued	50	-
Proceeds from issuance of convertible loan notes	-	100,000
Loan from a related company	-	-
Repayment of due to immediate holding company	-	-
Repayment of lease liabilities	(138,962)	(109,754)
Placement of restricted bank balance	(399,400)	-
Repayment of loan from immediate holding company	(530,019)	(1,150,000)
Net cash generated from financing activities	10,715,808	4,750,152
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,034,521	(1,106,556)
Cash and cash equivalents at the beginning of the year	76,620	1,183,176
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3,111,141	76,620